SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED THIRTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF  CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for due purposes, that the Eletrobras Board of Directors held a meeting at the Company’s main office at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, room 203 of the Centro Empresarial VARIG Building in  Brasília – DF on February 25, 2011, at 2 p.m. MÁRCIO PEREIRA ZIMMERMANN chaired the meeting and the following members were present: JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, LINDEMBERG DE LIMA BEZERRA, JOSÉ ANTONIO CORRÊA COIMBRA, VIRGINIA PARENTE DE BARROS and ARLINDO MAGNO DE OLIVEIRA. Member absent and duly excused: LUIZ SOARES DULCI. The Chairman of the Board announced to those present that the first item on the agenda of the meeting was special because it was the election of a member of the Executive Board of Eletrobras AGENDA: 1. Elected unanimously to the post of CEO of Eletrobras the member of the Board of Directors, Mr.  JOSÉ DA COSTA CARVALHO NETO, Brazilian citizen, married, engineer, resident and domiciled in Belo Horizonte - MG, Rua José Ferreira Cascão, 28, apartment 2300, bearer of CPF 344602786-34 and ID No. 107.024 SSP/BH, issued on 28.04.1972, with the duties stipulated in the Bylaws of the Company with a mandate from 02/25/2011 to 04/25/2012. 2. STRUCTURE REORGANIZATION OF THE EXECUTIVE BOARD OF ELETROBRAS: The Board of Directors of Eletrobras, in exercise of its powers, and based on Article 25 of its Bylaws, sections VIII and XVII, and considering that: 1. Eletrobras, since its inception, and throughout its history, has fulfilled commitments related to the development of the Brazilian electric sector, and has ultimately supported the social and economic development of the country;2. In recent years, the institutional and regulatory environment of the electricity sector has undergone significant transformation which points to the necessity of a reorganization and restructuring of follow-up activity of the business areas of Eletrobras 3. The Transformation Plan of Eletrobras - PTSE, which began in 2008, based on the strategic guidelines determined by the Minister of Mines and Energy, was an instrumental catalyst for change in the views of the company's business;4. The 2010-2020 Plan for the Eletrobras System established as one of its strategic goals the implementation of a new model of business management and organizational performance to ensure an integrated, profitable and competitive administration 5. The Eletrobras Business Plan was based on the company’s Strategic Plan, detailing a set of actions and strategic directions, and organized by business area of the company;6. With the help of independent  consultants with a vast experience in the electricity sector in Brazil and abroad, the organizational structure of the holding company was analyzed and  a new model of organization which best suits the moment and the company's current challenges was proposed. This project has shown that the best international and national practices point to the reorganization of the Executive Board of Eletrobras, by business area; 7. the proposed reorganization seeks to fundamentally address sustainability in its broadest sense (economic, financial, environmental, social, etc.) as well as create value and profitability for the company in its operations. DECIDED: 1. To approve the restructuring of the Executive Board of Eletrobras, with the creation of the Executive Office for the Generation Segment, replacing the Engineering Executive Office and the creation of the Executive Office for the Transmission Segment to replace the Executive Office for Technology, 2. The Executive Office for the Generation Segment will aim at leading the expansion of the generation business, as well as continuously assess the continuity and security of the Eletrobras System generation companies, with the following duties: - to monitor the development of generation and energy trading – to set guidelines and monitor the operational performance and maintenance programs of operating plants; - to promote the synergies and best practices of the generation business - coordinating the generation expansion plans – to monitor implementation of investment programs and generation projects – to coordinate the actions of environmental management, seeking to

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PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

guide and standardize the Eletrobras System and follow the resulting actions in the generation segment.3. The Executive Office for the Transmission Segment will aim at leading the expansion of the transmission business as well as continuously assess the continued safety of the transmission system of the Eletrobras companies, with the following tasks: - to monitor the development activities of electricity transmission – to set guidelines and monitor the operational performance and maintenance programs of operating lines and substations – and to coordinate studies of transmission expansion plans – to promote the synergies and best practices of business communication, - to monitor the implementation of investment programs and transmission projects - to coordinate actions in environmental management, seeking to guide and standardize the Eletrobras System and to follow the resulting actions in the transmission segment;4. To determine that the organizational units linked to the current Board of Technology automatically migrate, temporarily, to the Executive Office of the Transmission Segment; 5. To determine that the current organizational units linked the current executive Office of Engineering automatically migrate, temporarily, to the Executive Office of the Generation Segment, with the exception of the Transmission Superintendent , who will be subordinated to the Executive Office of the Transmission Segment;6.To determine that the Executive Board of Eletrobras take the necessary actions for the reorganization of the new organizational structure, with respective roles and responsibilities, adhering to this determination within 30 days, 7. To determine that the current classifications of the organizational units of the now extinct Executive Offices be kept temporarily as well as their budgets, its administrative structures and personnel, so there is no disruption in operations, systems and everyday activities .8. To appoint Valter Luiz Cardeal de Souza for the position of Generation Director and to appoint José Antonio Muniz Lopes as Transmission Director.3. Final approval of the  Eletrobras capital increase derived from the Advances for Future Capital Increase - AFACs resolved at the 155th EGM held on 10.01.2011. RES-163 of 16.02.2011. Final approval of the capital increase of Eletrobras as decided by the 155th General Meeting (EGM) held on 11.01.2011, with changes in the art. 6 of the Bylaws to adapt it to the new Capital of Eletrobras, which will read as follows: From: "Art 6th - The capital is R$ 26,156,567,211.64 (twenty-six billion, one hundred fifty-six million, five hundred sixty-seven thousand, two hundred and eleven reais and sixty-four cents), divided into 905,023,527 common shares, 146,920 Class “A” preferred shares and 227,186,643  class "B "preferred shares, without par value. "to: "Art 6th - The capital is R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million three hundred thirty-one thousand, four hundred sixty-three reais and four cents), divided into 1,087,050,297 common shares, 146,920 preferred shares of Class A shares and 265,436,883 preferred class "B ", without par value. 1. to determine that it set a deadline for the release of the shares derived from the capital increase, which should be up to sixty (60) days from the mentioned EGM 2. to determine that the Capital Management  Department - DFS, Accounting Department - DFC, Legal Department- PGJ and the General Secretariat - PGS, adopt the necessary measures to comply with this resolution. Nothing more to be discussed, the Chairman of the Board closed the meeting, determining the issuance of this certificate which was duly read and approved, and undersigned by me,  AFRÂNIO ALENCAR MATOS Fº, Secretary General of the Board, who wrote it. The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

Brasília, February 25, 2011.

AFRÂNIO ALENCAR MATOS Fº
Secretary General - Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 25, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.